FAIRFIELD COMMUNITIES, INC.

                        10% SENIOR SUBORDINATED SECURED NOTES

                                   OMBUDSMAN REPORT



                                FOR THE PERIOD ENDING

                                  DECEMBER 31, 1993




                                     PREPARED BY

                            HOULIHAN LOKEY HOWARD & ZUKIN



                           Date Prepared: February 11, 1994






          INTRODUCTION

          In connection with Houlihan Lokey Howard & Zukin's role ("Houlihan Lokey") as the official ombudsman ("Ombudsman") to the Fairfield Communities, Inc. ("Fairfield" or the "Company") Senior Subordinated Secured Noteholders ("Noteholders"), the following is the quarterly report regarding the Noteholders' collateral for the quarter ending December 31, 1993.

          The Noteholders' collateral (the "Collateral") consists of all of Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"); and (iv) Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course"). Noteholders previously had a collateral interest in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993.

          Pursuant to Fairfield's plan of reorganization, efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until the liquidation process is complete.

          Collateral proceeds during the quarter ended December 31, 1993 totaled approximately $2,172,033. The balances in the Noteholders' Interest Payment Account and Development Account, were $85,659 and $176,862, respectively, as of December 31, 1993.

          During the quarter ended December 31, 1993, and pursuant to the Ombudsman agreement, Houlihan Lokey inspected all of the Noteholders' unsold Collateral. Generally speaking, the Collateral remains in excellent condition and sales efforts are proceeding as expected. A more detailed description of the due diligence results is included in the narratives attached hereto.

          This report will serve to more fully describe the Collateral as well as to update the Noteholders with respect the both the condition and expected cash flow of all of the remaining Collateral.



          POINTE ALEXIS
          Fairfield   Pointe   Alexis   is   divided   into   two  separate
          developments,  Pointe  Alexis  South   and  Pointe  Alexis  North
          (Harbour Watch), both located in Tarpon Springs, Florida.

          During our due diligence trip to Tarpon Springs, we met with the general manager of Pointe Alexis as well as a senior officer from Fairfield. Our discussion focused on the decision to develop additional water-front lots and spur sales activity of interior lots at Harbour Watch, and the development of an overall sales strategy for Pointe Alexis South.

          Pointe Alexis South is a Fairfield community master planned for 271 units. As of December 31, 1993, 148 had been sold, 3 were built and waiting for sale, 55 were vacant lots with roads and improvements installed, and 65 were raw land with no improvements. The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots and developed units is $1,644,750 although some of the interior lots may never yield any appreciable value. Originally developed as a retirement community, Pointe Alexis has both single- and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

          The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the waterfront lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels. At the current sales and release prices, the remaining land inventory will likely liquidate over approximately three years as undeveloped lots are sold in small to medium sized tracts to developers.

          During the quarter ended December 31, 1993, at Pointe Alexis South, Fairfield recorded 4 lot sales and 1 lot closing compared to 2 lot sales and 1 lot closing during the quarter ended December 31, 1992. Total revenues at Pointe Alexis South during the fourth quarter ended December 31, 1993 totaled $30,000 compared to $20,000 revenue during the fourth quarter ended December 31, 1992.

          Harbour Watch shares the same location and access problems as Pointe Alexis South, but has superior marketing characteristics and collateral value. Harbour Watch is a gated community with card-controlled access. From inception, it has been operated as a lot sale development with no home building operations conducted by Fairfield (in contrast to Pointe Alexis South). Lot prices generally range from $50,000 for interior lots to $170,000 or more for waterfront lots with docks. The master plan calls for sales of 180 lots. As of December 31, 1993, 103 lots had been sold, 45 more were developed with roads and available for sale and 31 more lots were held as raw land. Of the 76 remaining lots, the First National Bank of Boston has a first lien on 18 lots. The aggregate release price on the lots pledged as Collateral to the Noteholders is $2,728,700. The above numbers are provided to the Ombudsman by the Company for purposes of monitoring the Collateral and preparing this report. In connection with the preparation of the December 31, 1993 report, the Company corrected certain numbers that it had prepared for earlier reports. Houlihan Lokey has reviewed the nature of the corrections, including a review of the Indenture, and concurs with the Company's revised figures as reflected above.

          During the later stages of Fairfield's Chapter 11 proceedings, the Official Committee of Noteholders together with the Bankruptcy Court approved a plan to reinvest certain of the lot sale proceeds being held on behalf of the Noteholders for the development of additional gulf front lots to spur sales volume. In total, 14 lots were developed for an aggregate purchase price of $185,366. The estimated cost to develop all of the remaining lots (many of which are waterfront lots) is $636,371 which, pursuant to the Indenture, must be funded by Collateral proceeds. During our recent due diligence trip, we reviewed the development cost estimates and expected selling prices of the undeveloped lots. Based upon our review, and the success of the earlier lot development project, we have approved the decision to develop the remaining lots and have taken the necessary steps with the Noteholder Indenture Trustee to provide the funding. We expect that all development costs will be funded from Pointe Alexis lot sales activity and that proceeds from the sale of the other Collateral will continue to be distributed to the Noteholders.

          During the quarter ended December 31, 1993, at Harbour Watch, Fairfield recorded 1 lot sale and 3 lot closings, compared to 0 lot sales and 1 lot closing during the quarter ended December 31, 1992. Total revenues at Harbour Watch during the quarter ended December 31, 1993 were $312,000 compared to $140,000 during the quarter ended December 31, 1992.

          Many of the homes which have been built are quite large and expensive, particularly some of the waterfront homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending December 31, 1993 construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. The time estimate to sell the remaining land inventory is approximately
          2.5 to 3.0 years.

          Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $126,034 during the quarter ended December 31, 1993, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

          As the  Ombudsman, Houlihan  Lokey will  continue to  monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the December 31, 1989 Indenture) or decrease release prices as appropriate. Given the slow sales activity, Houlihan Lokey does not foresee increasing prices in the immediate future.





































          Houlihan Lokey Howard & Zukin




          HARBOUR RIDGE

          Harbour Ridge is a for-sale luxury recreational community located on a beautiful stretch of land fronting on the St. Lucie River approximately one hour from the West Palm Beach Airport in Stuart, Florida. The Collateral interest entitles Noteholders to
          35.5 percent of the net partnership cash flow. The community is a high-end luxury community with a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating. There are also boat slips for sale ranging in price from $20,000 to $40,000.

          The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business which are clearly expressed in the competent and professional look and feel of the project. The homes are attractively designed and appear well built. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.


          During our recent trip to Port St. Lucie we met with the managing general partner and toured the undeveloped lot sites. The project is proceeding as planned and, at current sales activity, could be concluded as early as mid-1995.

          During the quarter ending December 31, 1993, 4 units were sold, leaving approximately 52 more units to be sold. The total number of available units was reduced by 7 units as a result of the managing general partner's decision to develop 9 patio homes instead of 16 apartments as specified in the original master plan. A total of 644 units have been sold since the inception of the project. Although many of the choicest sites have been previously sold, there remains an excellent cross section and mix of single-family/multi-family, waterfront/non-waterfront properties with varying prices.

          Sale of the remaining project inventory will likely take between two and three years for sell-out. The Noteholders received no distribution from Harbor Ridge during the quarter ending December 31, 1993. Current projections indicate that an additional $1.7 to $2.7 million of cash flow should be generated for the Noteholders.







          Houlihan Lokey Howard & Zukin





          SUGAR ISLAND

          The Sugar Island Partnership (the "Partnership") was formed during 1984 to purchase approximately 4,091 acres of land located on the island of St. Croix, Territory of the Virgin Islands of the United States. The Partnership paid $10 million for the property. At the time of the purchase, the property was undeveloped except for the 166-acre Fountain Valley Golf Course (renamed Carambola Golf Club) designed by Robert Trent Jones. Fairfield's interest in the Partnership entitles it to 30 percent of the total net cash flow distributed.

          To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of waterfront land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

          The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95 percent property tax exemption.

          The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane Hugo in 1990. As a result of decreasing tourism and occupancy rates, however, the senior Resort lenders decided to foreclose on the hotel property and shut down hotel operations during June 1991. The Resort remained closed until an investment group, operating through a Radisson Hotel International franchise agreement,


          Houlihan Lokey Howard & Zukin





          purchased the property on June 8, 1993. The resort has now resumed full operations and is operating at an occupancy rate of approximately 40%. Resort management indicated that low occupancy rates were expected during the resorts first year of operations and that it was pleased with the results.
















































          Houlihan Lokey Howard & Zukin





          Although the buyer of the Resort has indicated that it has no interest in purchasing the Golf Club at this time, increased play since the Resort opened has increased cash flow at the Golf Club to approximately $200,000 on an annualized basis, some of which may be used to make a distribution to the Sugar Island partners.

          During our recent trip to St. Croix, we met with the managing general partner of the Partnership and conducted an inspection of the property. The golf course is in good condition and, as previously mentioned, is operating with a positive cash flow. As expected, the undeveloped raw acreage is unchanged. Although some inquiries have been received regarding the property, no meaningful discussions have materialized.

          From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club will likely be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.































          Houlihan Lokey Howard & Zukin





          BALD MOUNTAIN GOLF COURSE

          The Bald Mountain Golf Course is one of two golf courses located at the Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain
          Golf Course was designed by William B. Lewis and sits on approximately 115 acres, with bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

          On February 9, 1993, Fairfield completed the sale of the Bald Mountain Golf Course to the Fairfield Mountains Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

          In addition to the sale proceeds, the Mountains POA withdrew various claims alleging its rights to golf course ownership.

































          Houlihan Lokey Howard & Zukin





          HARBOUR GOLF COURSE

          The Harbour Golf Course is one of two golf courses located at the Fairfield Harbour development in New Bern, North Carolina. The 18-hole, par 72, 6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system, 77 sand traps and 3 lakes. The course does not allow access to the general public .

          On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.





































          Houlihan Lokey Howard & Zukin